Exhibit 99.1

Brenmiller Energy Further Fortifies Balance Sheet with $2 Million Raised from At-The-Market Equity Offering at $2.19 per Share

●	Company’s intention going forward is to not utilize the ATM facility under $3.00 per share

●	Heat-as-a-Service (“HaaS”) projects with recurring revenues to be funded mainly using third-party project finance, not equity funding, with an aim enhance shareholder value while simultaneously accelerating Company’s capacity to execute on a project pipeline potentially worth up to $500 million in value

Rosh Ha’ayin, Israel, September 9, 2024 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global provider of thermal energy storage (“TES”) solutions for industrial and utility customers, today issued an update on its balance sheet and recent commercial developments.

On August 30, 2024, Brenmiller raised approximately $2.0 million in gross proceeds through its existing At-the-Market (“ATM”) equity offering facility with the sale of 914,000 ordinary shares at an average price per share of approximately $2.19. As a result, the Company now has 7,094,791 ordinary shares issued and outstanding. Since the beginning of 2024, the Company has raised approximately $10.8 million in gross proceeds. The Company also signed a definitive agreement for the sale of an additional 1,000,000 ordinary shares through a $1.05 million private placement equity investment priced at a 52% premium to market on August 2, 2024 from an existing institutional shareholder, the completion of which is subject to certain closing conditions.

“We are currently working hard to increase the Company’s commercial opportunity pipeline with emphasis on HaaS projects, to convert these opportunities into commercial projects, and to improve our financial position by establishing effective financing solutions through equity and debt while continuing our commitment to operational excellence. I want to clearly point out that most of the HaaS projects in our pipeline, including our latest contract with Partner in Pet Food in Europe, will be funded through third-party project financing and will not require extraordinary project-level investment from Brenmiller,” stated Brenmiller Chairman and Chief Executive Officer Avi Brenmiller.

Brenmiller Energy delivers low-carbon heat through direct technology sales and a HaaS model. The latter lowers energy transition costs for customers and allows Brenmiller to capture additional recurring revenues through participation in energy market programs.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the expected closing of a private placement from an existing institutional shareholder; the Company’s intent to not use its ATM facility under $3.00 per share; the Company’s efforts to improve its financial position as it executes on its commercial opportunity pipeline; future demand for the Company’s technology and its potential pipeline of commercial opportunities valued at up to $500 million; the Company’s new HaaS business model that will produce long-term recurring revenues and aims to enhance shareholder value; and the expectation that the Company will ,mainly utilize third party project funding for projects under the HaaS business model. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com